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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33276

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/04___ AND ENDING___12/31/04___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MGIC Mortgage Securities Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 E. Kilbourn Avenue
(No. and Street)

Milwaukee,   WI   53202
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Julie Fronsee___   414-347-6801
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___PricewaterhouseCoopers LLP___
(Name – if individual, state last, first, middle name)

100 E. Wisconsin Avenue   Milwaukee   WI   53202
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



MGIC MORTGAGE SECURITIES CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Required by Rule 17a-5

DECEMBER 31, 2004 and 2003

(WITH REPORT OF INDEPENDENT AUDITORS THEREON)

MGIC MORTGAGE SECURITIES CORPORATION

OATH OR AFFIRMATION

I, Steven T. Snodgrass, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary information pertaining to the firm of MGIC Mortgage Securities Corporation, as of December 31, 2004 are true and correct. I further affirm that neither the Company nor principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

President
Title

_____
Notary Public

My commission expires:
12/18/05

This report contains:

Facing Page

Report of Independent Auditors

Statements of Financial Condition

Statements of Operations

Statements of Shareholder's Equity

Statements of Cash Flows

Notes to Financial Statements

Computation of Net Capital Pursuant to Rule 15c3-1

Computation for Determination of Reserve Requirements
  Pursuant to Rule 15c3-3

Information Relating to Possession or Control
  Requirements Under Rule 15c3-3

Reconciliation Pursuant to Rule 17a-5(d)(4)

Report of Independent Auditors on
  Internal Accounting Control
  Required by Rule 17a-5



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholder of
MGIC Mortgage Securities Corporation

In our opinion, the accompanying statements of financial condition, and the related statements of operations, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of MGIC Mortgage Securities Corporation (the "Company"), a wholly-owned subsidiary of MGIC Investment Corporation, at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules on pages 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 3, the Company transacts business with affiliated companies. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly-unrelated parties.

PricewaterhouseCoopers LLP

February 23, 2005

MGIC MORTGAGE SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION

December 31, 2004 and 2003

	2004	2003
	(In thousands of dollars)	
ASSETS		
Investment portfolio (note 4):		
Securities, available-for-sale, at fair value:		
Fixed maturities	$ 373	$ 381
Short-term investments	58	73
Total investment portfolio (amortized cost, 2004 - $408; 2003 - $423)	431	454
Cash	1	-
Accrued investment income	7	7
Prepaid expenses	9	9
Other assets	3	3
Total assets	$ 451	$ 473
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accounts payable, affiliates (note 3)	$ 1	$ 10
Income taxes payable, affiliates	15	15
Total liabilities	16	25
Shareholder's equity (note 6):		
Common stock, $1 par value, 44,000 shares authorized; 1,000 shares issued and outstanding	1	1
Paid-in capital	199	199
Accumulated other comprehensive income - unrealized appreciation in investments, net of tax (note 2)	15	20
Retained earnings	220	228
Total shareholder's equity	435	448
	$ 451	$ 473

See accompanying notes to financial statements.

MGIC MORTGAGE SECURITIES CORPORATION
STATEMENTS OF OPERATIONS

Years Ended December 31, 2004 and 2003

	2004	2003
	(In thousands of dollars)	
Revenues:		
Investment income, net of expenses	$ 20	$ 20
Total revenues	20	20
General and administrative expenses (note 3)	31	22
Loss before income tax	(11)	(2)
Credit for income tax (note 5)	(3)	-
Net loss	$ (8)	$ (2)

See accompanying notes to financial statements.

MGIC MORTGAGE SECURITIES CORPORATION
STATEMENTS OF SHAREHOLDER'S EQUITY

Years Ended December 31, 2004 and 2003

	Common stock	Paid-in capital	Accumulated other comprehensive income (loss) (note 2)	Retained earnings	Comprehensive income (loss)
			(In thousands of dollars)		
alance, December 31, 2002	$ 1	$ 199	$ 25	$ 230	
!ct loss	-	-	-	(2)	$ (2)
Inrealized investment gains (losses), net	-	-	(5)	-	(5)
:omprehensive loss	-	-	-	-	$ (7)
ialance, December 31, 2003	$ 1	$ 199	$ 20	$ 228	
!et loss	-	-	-	(8)	$ (8)
Inrealized investment gains (losses), net (note 4)	-	-	(5)	-	(5)
:omprehensive loss	-	-	-	-	$ (13)
:alance, December 31, 2004	$ 1	$ 199	$ 15	$ 220	

ee accompanying notes to financial statements.

MGIC MORTGAGE SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004 and 2003

	2004	2003
	(In thousands of dollars)	
Cash flows from operating activities:		
Net loss	$ (8)	$ (2)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
(Decrease) increase in accounts payable, affiliates	(9)	1
Other	3	-
Net cash used in operating activities	(14)	(1)
Net decrease in cash and cash equivalents	(14)	(1)
Cash and cash equivalents at beginning of year	73	74
Cash and cash equivalents at end of year	$ 59	$ 73

See accompanying notes to financial statements.

MGIC MORTGAGE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

1. Nature of business

MGIC Mortgage Securities Corporation ("Company") is a wholly-owned subsidiary of MGIC Investment Corporation ("Parent").

The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934. As a broker and dealer, the Company selects, trains and supervises employees of the Company and other affiliates involved with private placements of mortgage backed securities. The Company did not generate any brokerage fees in 2004 or 2003.

2. Summary of significant accounting policies

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). In accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Investments

The Company categorizes its investment portfolio according to its ability and intent to hold the investments to maturity. Investments which the Company does not have the ability and intent to hold to maturity are considered to be available-for-sale and are reported at fair value and the unrealized gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive income in shareholder's equity. The Company's entire investment portfolio is classified as available-for-sale. Realized investment gains and losses are reported in income based upon specific identification of securities sold. (See note 4.)

The Company completes a quarterly review of invested assets for evidence of "other than temporary" impairments. A cost basis adjustment and realized loss will be taken on invested assets whose value decline is deemed to be "other than temporary". Additionally, for investments written down, income accruals will be stopped absent

evidence that payment is likely and an assessment of the collectability of previously accrued income made. Factors used in determining investments whose value decline may be considered "other than temporary" include the following:

- Investments with a market value less than 80% of amortized costs
- For fixed income and preferred stocks, declines in credit ratings to below investment grade from appropriate rating agencies
- Other securities which are under pressure due to market constraints or event risk
- Intention of management to hold fixed income securities to maturity

There were no "other than temporary" asset impairment charges for the periods ending December 31, 2004 and 2003.

Income taxes

The Parent and its subsidiaries, including the Company, file a consolidated federal income tax return. A formal tax sharing agreement exists between members of the consolidated group. Income tax provisions are calculated as if the Company filed a separate tax return with current credit for losses that were utilized by the Parent and its subsidiaries. Annual tax liabilities or refunds are settled with the Parent quarterly on an estimated basis.

Deferred income taxes are provided under the liability method, which recognizes the future tax effects of temporary differences between amounts reported in the financial statements and the tax bases of these items. The expected tax effects are computed at the current federal tax rate. (See note 5.)

Statement of cash flows

The Company's short-term investments consist primarily of money market funds. For purposes of the statement of cash flows, the Company considers short-term investments to be cash equivalents.

Comprehensive income

The Company's other comprehensive income consists of the change in unrealized appreciation/depreciation on investments, net of tax.

Reclassifications

Certain reclassifications may have been made in the accompanying financial statements to 2003 amounts to allow for consistent financial reporting.

3. Related party transactions

Many of the Company's officers and directors are also officers and directors of the Parent and its other subsidiaries. The Company pays for all direct expenses related to licensing and training. The Company has been allocated $14 thousand of administrative expenses from the Parent in 2004 and $9 thousand in 2003.

4. Investments

The following table summarizes the Company's investments at December 31, 2004 and 2003:

	Amortized Cost	Fair Value	Financial Statement Value
	(In thousands of dollars)		
At December 31, 2004:			
Securities, available-for-sale:			
Fixed maturities	$ 350	$ 373	$ 373
Short-term investments	58	58	58
Total investment portfolio	$ 408	$ 431	$ 431
At December 31, 2003:			
Securities, available-for-sale:			
Fixed maturities	$ 350	$ 381	$ 381
Short-term investments	73	73	73
Total investment portfolio	$ 423	$ 454	$ 454

The amortized cost and fair value of investments at December 31, 2004 and 2003 are as follows:

December 31, 2004:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands of dollars)		
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 300	$ 21	$ -	$ 321
Obligations of states and political subdivisions	50	2	-	52
Corporate securities	58	-	-	58
Total investment portfolio	$ 408	$ 23	$ -	$ 431

December 31, 2003:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands of dollars)		
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 300	$ 28	$ -	$ 328
Obligations of states and political subdivisions	50	3	-	53
Corporate securities	73	-	-	73
Total investment portfolio	$ 423	$ 31	$ -	$ 454

The amortized cost and fair values of debt securities at December 31, 2004, by contractual maturity, are shown below. Debt securities consist of fixed maturities and short-term investments.

	Amortized Cost	Fair Value
	(In thousands of dollars)	
Due in one year or less	$ 58	$ 58
Due after one year through five years	350	373
Total at December 31, 2004	$ 408	$ 431

The tax benefit of the changes in net unrealized depreciation was $3 thousand for 2004 and 2003. There were no realized gains or losses on sales of investments in 2004 or 2003.

5. Income taxes

The following summarizes the components of the credit for income tax:

	2004	2003
	(In thousands of dollars)	
Federal - current	$ (5)	$ (2)
State - current	2	2
Credit for income tax	$ (3)	$ -

The reconciliation of the tax credit computed at the federal tax rate of 35% to the reported credit for income tax is as follows:

	2004	2003
	(In thousands of dollars)	
Tax credit computed at federal tax rate	$ (4)	$ (1)
Tax exempt municipal bond interest	(1)	(1)
State income taxes	2	2
Credit for income tax	$ (3)	$ -

Income tax benefits received in 2004 and 2003 were $5 thousand and $1 thousand, respectively.

6. Net capital requirements

The Company is subject to the Securities and Exchange Commission ("Commission") Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital as equal to the greater of $5 thousand or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital shall not exceed 10 to 1, under certain circumstances. The Company had net capital of $411 thousand at December 31, 2004. This net capital exceeded the required minimum net capital by $406 thousand at December 31, 2004. The Company had a minimum net capital requirement of $5 thousand in 2004. The Company's ratio of aggregate indebtedness to net capital was .040 to 1 at December 31, 2004.

MGIC MORTGAGE SECURITIES CORPORATION

(In thousands of dollars)

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2004

Net Capital

Total ownership equity from statement of financial condition	$	435
Total ownership equity qualified for net capital	$	435
Total capital and allowable subordinated liabilities	$	435
Deductions and/or charges: Total nonallowable assets		(12)
Net capital before haircuts on securities		423
Haircuts on securities		12
Net capital	$	411

Computation of Basic Net Capital Requirements

Minimum net capital required	$	1
Minimum dollar net capital requirement of reporting broker or dealer	$	5
Net capital requirement	$	5
Excess net capital	$	406
Excess net capital at 1,000%	$	409
Excess net capital at 1,500%	$	410

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$	15
Total aggregate indebtedness	$	15
Ratio of aggregate indebtedness to net capital		.040 to 1

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
December 31, 2004

The Company is exempt from rule 15c3-3 under the provisions of rule 15c3-3 (k)(2)(i).

Schedule III

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2004

The Company is exempt from rule 15c3-3 under the provisions of rule 15c3-3 (k)(2)(i).

Schedule IV

RECONCILIATION PURSUANT TO
RULE 17a-5(d) (4)

No differences exist between the audited financial statements of the Company and the unaudited Focus Report IIA - Form X-17A-5 as of December 31, 2004.



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors and Shareholder of
MGIC Mortgage Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of MGIC Mortgage Securities Corporation (the "Company"), a wholly-owned subsidiary of MGIC Investment Corporation, for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) including the following:

(1) Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

(2) Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

PRICEWATERHOUSECOOPERS 🏦

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal

control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2005